Exhibit 99.3

The following prepared remarks were given in connection with the employer presentation on May 23, 2016.

Slide 1: Cover slide

Michael Preuss

Welcome to our webcast and thank you very much for joining us on such a short notice. My name is Michael Preuss. I am Head of Communications and Public Affairs at Bayer.

With me are Werner Baumann, our CEO, and Liam Condon, Board Member at Bayer and responsible for our Crop Science division.

Both will now walk you through today’s announcement.

You are also invited to submit your questions via the intranet platform at any time.

We might not be able to answer all of your questions. However, we will answers those as soon as possible in our intranet platform.

Slide 2: Legal Disclaimer

Before Werner and Liam can go into detail on our proposed acquisition, we’re obliged to draw your attention on legal disclaimers.

And now, I’ll hand over to Werner Baumann …..

Slide 3: Compelling driver for Life Science Portfolio

Thanks for joining and also a warm welcome from my side.

I am very excited that I can now share with you our proposal to acquire Monsanto.

This is a big and important step for us at Bayer.

Why? Because this transaction is highly value creating for all: for shareholders of both companies, for farmers, for consumers, for employees and for society at large.

We are reinforcing Bayer as a Life Science company with a deepened position in a long-term growth industry. And the acquisition of Monsanto would be a compelling opportunity to create a global agriculture leader.

In the last decade, we have strengthened our Pharmaceuticals and Consumer Health businesses in a major way with acquisitions like Schering, Roche OTC or Merck OTC.

Today we have announced our plan to turn our great business in agriculture into a global leader.

This is an extraordinary opportunity to further advance our mission “Science For A Better Life”.

And let me be very clear: Today’s decision is a perfect fit for our strategy. It makes a lot of sense from a business and financial perspective. But it also serves a greater purpose. By joining forces in innovation we can tackle one of the greatest challenges of our time: To help the agricultural industry to feed an additional 3 billion people in the world by 2050. This represents about six times the population of Europe today. We firmly believe that the transaction with Monsanto is an important step to solve this challenge.

Over 150 years we have been managing any of our businesses with a clear set of values associated to innovation, science and responsibility. And these values will form the basis for a highly successful Monsanto under the Bayer umbrella.

Slide 4: Beneficial for all stakeholders

So why are we convinced that this step would be beneficial for all stakeholders?

Simply because we would become a stronger and more innovative organization and better able to serve the needs of our customers today and in the future.

The combined business would provide you, our employees, with attractive career opportunities at a larger and more diversified global franchise — spanning from all our businesses in Crop Science, Pharmaceuticals, Consumer Health and Animal Health.

It is important to note that none of our businesses need to be sold to finance the proposed transaction. Independent from that, the strategic reviews and the development of our businesses will continue as usual.

We are fully committed to strengthening all of our businesses through significant organic investments, for example in our research and development pipeline as well as in our sites.

The transaction is, for us, very attractive, because it would create a fully integrated leader in the agriculture industry. We would be able to bring together leading Seeds & Traits, Crop Protection, Biologics and Digital Farming platforms.

The combined R&D platform would have capabilities in all relevant technologies and a deep pipeline to deliver better solutions for farmers. Driven by innovation, we would be at the forefront of digital farming, helping to prepare the industry for the next generation of farming.

And finally, this transaction would create substantial value for investors in both Bayer and Monsanto.

In summary, the proposed transaction is about growth and innovation in a very attractive industry.

I would now like to hand over to Liam to give you more information about the businesses.

[Hand over to Liam Condon]

Slide 5: Combination Addresses Fundamental Global Challenges

Thank you for the introduction Werner. So what does this mean for Crop Science?

There has never been a more exciting time to work in agriculture and be a Bayer employee.

We are in a position to take the lead in working on one of the most significant challenges facing our planet today: feeding a growing world in an environmentally sustainable manner.

This is a challenge that will only become more pressing in the future. As we know, the world’s population will grow to about 10 billion by 2050

Farmers are faced with the complex challenge of operating in a resource constrained world with ever increasing volatility. There is:

•                  climate change,

•                  rapid spread of disease and pest pressure,

•                  decline of per capita arable land for farming,

•                  extreme commodity price swings and

•                  changing consumer demands including a need for increased transparency about how food is produced.

Farmers are challenged to produce safer, healthier and more affordable foods while protecting the land for tomorrow, both for the world at large and for their own children and grand-children.

With only 3.7 billion acres of arable land available worldwide to produce food, roughly half the size of North America, growers need innovative solutions that increase productivity in a sustainable manner

The transaction is driven by our strong belief that the future of farming depends on more innovation and a higher focus on sustainability, both of which are at the heart of this combination.

Slide 6: Integrated Solutions Across Crop Protection and Seeds & Traits

What would it mean if Bayer’s and Monsanto’s business were to be combined?

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on “Plant Health”, chemistry, biologics, and comprehensive Life Science technology platform, with Monsanto’s best-in-class seeds and traits portfolio, its operational and scientific focus on “yield”, its breeding and trait development, and advanced digital applications.

By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly-integrated product offering and industry-leading R&D for our customers worldwide.

Slide 7: Creation of an Innovation Powerhouse

During the last few years I have had the opportunity to visit large and small farmers around the world and they all have one thing in common: they rely on innovation and agronomic advice to help solve their day-to-day challenges.

By combining Bayer’s and Monsanto’s businesses, we would be best placed to develop the most innovative solutions that can help farmers of all sizes around the world find tailored solutions to deal with the individual challenges on their farms. This includes increasing efficiency, optimizing yields, ensuring sustainability and managing volatility. We would also be working on developing the next generation of technology serving future farmers.

As I just mentioned, the proposed combination of Bayer and Monsanto would create an Innovation Powerhouse with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection to digital farming.

Our combined pro forma R&D spend would amount to around 2.5 billion Euros. We would continue to invest further in Digital Farming, with a focus on enhancing yields in an environmentally sustainable manner.

Slide 8: Creating a Global Leader in ~€85bn Agriculture Industry

The proposed combination of Bayer and Monsanto would form a new global leader in an € 85 billion industry. We are convinced that the combined business will be suited ideally to cater effectively to the requirements of the farmers and the challenges of the industry because it has equal and meaningful strengths in both agrochemicals and seeds.

Fundamentally, it’s important to understand that the combination of Bayer and Monsanto is about growth and innovation.

And this is also good for all of us at Bayer.

[Hand over to Werner Baumann]

Slide 9: Continuing the Successful Strategy for Bayer’s Healthcare Businesses

Thanks, Liam.  So you might ask, what does that mean for Bayer as a Life Science Company and in particular for our other divisions, Pharmaceuticals and Consumer Health?

The execution of our strategy, namely delivering profitable growth in innovation-driven industries, has been very successful. We will remain focused on that strategy - across all our businesses.

In Pharmaceuticals, we will place particular attention on maximizing the value of launch products. We aim to advance the early and mid-stage pipeline. In marketing and sales our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.

In Consumer Health, we are very well positioned and have strengthened this business recently with the acquisitions of Merck OTC and Dihon. Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline. In emerging markets we will advance our focus strategies. Overall, we want to capitalize on the synergy potential from recent acquisitions, while we remain open to incremental add-ons and alliances.

Again, we are fully committed to continue to fund all of our businesses in Pharmaceuticals, Consumer Health and Animal Health with all necessary resources.

Slide 10: Delivering Shareholder Value Through Superior Execution

We would also like to talk about our superior execution capabilities: By transforming Bayer into a Life Science company, we have increased our market capitalization by a factor of about four since 2004, and have successfully integrated large and complex companies into our portfolio, namely Roche OTC, Merck OTC and Schering, for example.

We assume that integrating Monsanto from a business perspective would be no more complex than some of our previous acquisitions. We are very confident that our proven processes together with our experienced management team enable us to deliver on our promises.

We are committed to an open exchange with critical stakeholders as well. And we will make a particular effort in engaging with and educating the general public about modern farming.

It is our strong belief that our heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s businesses and will be an important prerequisite to bring both successful businesses forward.

Slide 11: Next Steps

Let me close with some remarks on what happens next.

We have already started the outreach to many stakeholders to explain why we are convinced that the combination is a very compelling one.

We look forward to discussions with Monsanto and are prepared to proceed immediately with due diligence and negotiations to achieve an agreed transaction.

We know that Monsanto management shares our vision for the combined business and we encourage Monsanto’s board to accept the proposal.

But it is also important to understand that any transaction of this nature and dimension takes some time and brings with it a degree of uncertainty for all of us.

We are, however, fully committed to this transaction.

We need to keep focused on our 2016 priorities and delivering on our business goals for Bayer.

We also want to take this opportunity to say thank you for your outstanding performance and your ongoing hard work and dedication to Bayer.

There is a lot of hard work ahead but also tremendous opportunity.

Thank you for your time and I will now give the floor back to Michael for any questions you may have.

Slide 12: Thank you

[Michael to facilitate Q&A session…]

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.